Exhibit 99.1

Unaudited Interim Report

for the three-month period ended 31 March 2025

The following is a review of our financial condition and results of operations as of 31 March 2025 and for the three-month periods ended 31 March 2025 and 2024, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2025, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the SEC on 12 March 2025 (“2024 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2024 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2025 and for the three-month period ended 31 March 2025 and 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2025 and for the three-month period ended 31 March 2025 and 2024. The reported numbers as of 31 March 2025 and for the three-month period ended 31 March 2025 and 2024 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2025 and 2024 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144,000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was USD 59.8 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2024 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2024 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by geopolitical volatility and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2024 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2025 Compared to Three-Month Period Ended 31 March 2024

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2025 and 2024.

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD Million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	136,268	139,536	(2.3)
Revenue	13,628	14,547	(6.3)
Cost of sales	(6,044)	(6,653)	9.1
Gross profit	7,583	7,894	(3.9)
Selling, General and Administrative expenses	(4,188)	(4,435)	5.6
Other operating income/(expenses)	192	183	4.9
Exceptional items	(49)	(29)	(70.1)
Profit of the period	2,544	1,485	71.4
Profit from operations	3,538	3,613	(2.1)
Normalized EBITDA(2)	4,855	4,987	(2.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(thousand hectoliters)		(%)(1)
North America	19,842	21,353	(7.1)
Middle Americas	35,081	35,690	(1.7)
South America	40,891	40,347	1.3
EMEA	20,752	21,030	(1.3)
Asia Pacific	19,648	21,045	(6.6)
Global Export and Holding Companies	54	70	(22.7)

Total	136,268	139,536	(2.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2025 decreased by 3.3 million hectoliters, or 2.3%, to 136.3 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2024, as a result of our performance mainly in North America and Asia Pacific. The results for the three-month period ended 31 March 2025 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 (collectively, the “2024 and 2025 acquisitions and disposals”).

Excluding volume changes attributable to the 2024 and 2025 acquisitions and disposals, our volumes decreased 2.2% in the three-month period ended 31 March 2025 compared to the three-month period ended 31 March 2024, as volume performance was impacted by calendar-related factors such as cycling the leap year selling-day benefit in the first quarter of 2024 and Easter shipment phasing. On the same basis, our beer volumes decreased 2.5% and our non-beer volumes decreased 0.2%.

North America

In the three-month period ended 31 March 2025, our volumes in North America decreased by 1.5 million hectoliters, or 7.1%, compared to the three-month period ended 31 March 2024. Excluding volume changes attributable to discontinued distribution rights in the United States, our total volumes decreased by 6.4% in the three-month period ended 31 March 2025, compared to the same period last year.

In the United States, our sales-to-retailers (“STRs”) decreased by 5.4%, estimated to have outperformed the industry which was negatively impacted by adverse weather and Easter shipment phasing. Sales-to-wholesalers (“STWs”) declined by 6.7%, impacted by one less selling day compared to the first quarter of 2024. Our portfolio is estimated to have gained market share of the beer industry and the spirits-based ready-to-drink (“RTD”) category, according to Circana. Our beer portfolio was led by Michelob Ultra and Busch Light which were the #1 and #2 volume share gainers in the industry respectively, according to Circana, while our RTD portfolio delivered strong double-digit volume growth, led by Cutwater and Nütrl. We are the leader in no-alcohol beer, with our portfolio growing volumes in the high-twenties, driven by Michelob Ultra Zero which was the #1 innovation in the beer industry in the first quarter of 2025. The beer category in the first quarter of 2025 was impacted by adverse weather and calendar-related factors but trends have improved in April, according to Circana, as weather patterns normalized.

In Canada, our volumes decreased by mid-single digits, outperforming a soft industry according to our estimates, which was negatively impacted by adverse weather and calendar-related factors. Michelob Ultra and Busch continued to outperform the industry according to our estimates and were the #1 and #2 volume share gainers in the industry.

Middle Americas

In the three-month period ended 31 March 2025, our volumes in Middle Americas decreased by 0.6 million hectoliters, or 1.7%, compared to the three-month period ended 31 March 2024.

In Mexico, our volumes decreased by low-single digits, in-line with the industry, which was negatively impacted by calendar-related factors. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 42% compared to the first quarter of 2024 and our digital DTC platform, TaDa Delivery, increasing the number of orders by 18%.

In Colombia, our volumes grew by low-single digits, with our portfolio maintaining share of total alcohol. Our above core beer brands led our performance, delivering high-single digit volume growth. Our core beer portfolio delivered a low-single digit volume increase driven by the continued growth of Aguila.

In Peru, our volumes decreased by low-single digits, estimated to be in-line with the industry, which was negatively impacted by calendar-related factors.

In Ecuador, our volumes decreased by mid-single digits as the industry was impacted by calendar-related factors, three fewer trading days due to election-related dry laws and cycled a strong performance in the first quarter of 2024 which benefitted from shipment phasing ahead of a sales tax increase.

South America

In the three-month period ended 31 March 2025, our volumes in South America increased by 0.5 million hectoliters, or 1.3%, compared to the three-month period ended 31 March 2024, with our beer volumes increasing 1.3% and our non-beer volumes increasing 1.5%.

In Brazil, our volumes grew by 1.4% with beer volumes increasing by 0.8%. Non-beer volumes grew by 3.2%. Our premium and super premium beer brands led our performance, delivering low-twenties volume growth, driven by Stella Artois and Corona. We are the leader in no-alcohol beer according to our estimates, with our volumes growing by strong double-digits, led by Brahma 0.0 and Corona Cero. Non-beer performance was driven by our low- and no-sugar portfolio, which grew volumes in the low-twenties. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 92%, and our digital DTC platform, Zé Delivery, generating nearly 17 million orders this quarter, representing a 5% increase versus the first quarter of 2024.

In Argentina, volume trends improved sequentially, declining by mid-single digits, with beer volumes estimated to be in-line with the industry, as overall consumer demand continued to be impacted by inflationary pressures.

EMEA

In the three-month period ended 31 March 2025, our volumes in EMEA, including subcontracted volumes, decreased by 0.3 million hectoliters, or 1.3%, compared to the three-month period ended 31 March 2024.

In Europe, our volumes declined by low-single digits, estimated to be in-line with or outperforming the industry in the majority of our key markets, which was negatively impacted by calendar-related factors. We continued to premiumize our portfolio, with our premium and super premium portfolio making up 60% of our revenue in the first quarter of 2025. Our performance was driven by our megabrands, with Corona and Stella Artois growing volumes by low-single digits. Our no-alcohol beer portfolio grew volumes by high-teens, led by Corona Cero which delivered strong double-digit volume growth. In the United Kingdom, as of January 2025, we have strengthened our portfolio with the addition of the San Miguel brand and are now the leading brewer in the industry.

In South Africa, our volumes declined by low-single digits, estimated to have outperformed the industry, which was negatively impacted by calendar-related factors. The momentum of our business continued, with the consistent execution of our strategy driving estimated market share gains in both beer and Beyond Beer. Our performance was led by our premium and super premium brands, which grew volumes by low-teens driven by Corona and Stella Artois. In Beyond Beer, our portfolio grew volumes by mid-single digits.

In Nigeria, beer volumes declined by mid-single digits as our performance was impacted by production constraints. In our other markets in Africa, we grew volume in aggregate by mid-single digits, driven by Mozambique and Tanzania.

Asia Pacific

For the three-month period ended 31 March 2025, our volumes decreased by 1.4 million hectoliters, or 6.6%, compared to the three-month period ended 31 March 2024.

In China, our volumes decreased by 9.2%, underperforming the industry according to our estimates, with our performance impacted by continued industry weakness in our key regions and the on-premise channel, and inventory management, which accounted for approximately one quarter of our volume decline. We remain confident in our strategy, centered on premiumization, channel and geographic expansion, and digital transformation. We are strengthening our execution, increasing investments in our megabrands and accelerating our in-home channel expansion. In the first quarter of 2025, our marketing campaigns included extensive Chinese New Year activations and updated brand imagery for Budweiser, and a new integrated campaign for Harbin Zero Sugar with the NBA. The usage and reach of the BEES platform continued to expand and, as of March 2025, is present in more than 320 cities.

In South Korea, volumes grew by low-teens, estimated to have outperformed the industry in both the on-trade and in-home channels. Our performance was led by our core portfolio and innovations, with volumes supported by shipment phasing ahead of an announced April price increase.

Global Export and Holding Companies

For the three-month period ended 31 March 2025, Global Export and Holding Companies volumes decreased by 22.7% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2025 as compared to our revenue for the three-month period ended 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
North America	3,364	3,593	(6.4)
Middle Americas	3,784	4,051	(6.6)
South America	2,978	3,233	(7.9)
EMEA	1,965	1,927	2.0
Asia Pacific	1,450	1,634	(11.2)
Global Export and Holding Companies	86	109	(20.6)

Total	13,628	14,547	(6.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 13,628 million for the three-month period ended 31 March 2025. This represented a decrease of USD 920 million compared to our consolidated revenue for the three-month period ended 31 March 2024 of USD 14,547 million.

The results for the three-month period ended 31 March 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a negative impact of USD 31 million on our consolidated revenue for the three-month period ended 31 March 2025 compared to the three-month period ended 31 March 2024.

[1]	Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

•

Our consolidated revenue for the three-month period ended 31 March 2025 also reflects a negative currency translation impact of USD 1,099 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation, our revenue increased 1.5% and by 3.7% on a per hectoliter basis in the three-month period ended 31 March 2025 compared to the same period in 2024. Despite lower volumes as discussed above, our consolidated revenue increased with revenue growth in approximately 50% of our markets, driven by higher revenue per hectoliter as a result of disciplined revenue management choices and ongoing premiumization. The growth in our revenue per hectoliter in the three-month period ended 31 March 2025 was most significant in South America, Middle Americas and EMEA.

As of 31 March 2025, BEES was live in 28 markets with 72% of our revenue in the first quarter of 2025 captured through B2B digital platforms. In the first quarter of 2025, BEES captured USD 11.6 billion in Gross Merchandise Value (“GMV”), an increase of 10% compared to the first quarter of 2024. BEES Marketplace generated 10 million orders and captured USD 645 million in GMV from sales of third-party products in the first quarter of 2025, an increase of 27% and 53%, respectively, compared to the first quarter of 2024.

Additionally, our omnichannel direct-to-consumer ecosystem of digital and physical products generated revenue of approximately USD 275 million. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, generated 19.2 million e-commerce orders and delivered 117 million USD in revenue this quarter, representing 12% growth compared to the first quarter of 2024.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2025 as compared to the three-month period ended 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
North America	(1,410)	(1,544)	8.7
Middle Americas	(1,350)	(1,586)	14.9
South America	(1,450)	(1,586)	8.6
EMEA	(1,028)	(1,036)	0.8
Asia Pacific	(685)	(763)	10.3
Global Export and Holding Companies	(122)	(138)	11.2

Total	(6,044)	(6,653)	9.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 6,044 million for the three-month period ended 31 March 2025. This represented a decrease of USD 609 million, or 9.1% compared to our consolidated cost of sales for the three-month period ended 31 March 2024. The results for the three-month period ended 31 March 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a negative impact of USD 64 million on our consolidated cost of sales for the three-month period ended 31 March 2025 compared to the three-month period ended 31 March 2024.

•

Our consolidated cost of sales for the three-month period ended 31 March 2025 also reflects a positive currency translation impact of USD 471 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our cost of sales decreased by USD 202 million or 3.1%. Our consolidated cost of sales for the three-month period ended 31 March 2025 was positively impacted by the decrease in volumes discussed above, as well as favorable currency and commodities impacts, and production efficiencies. On the same basis, our consolidated cost of sales per hectoliter decreased by 0.9% and was most significant in Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2025 as compared to the three-month period ended 31 March 2024. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2025 were USD 3,996 million, representing a decrease of USD 256 million, compared to our operating expenses for the same period in 2024.

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(4,188)	(4,435)	5.6
Other Operating Income/(Expenses)	192	183	4.9

Total Operating Expenses	(3,996)	(4,252)	6.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2025 as compared to the three-month period ended 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
North America	(1,052)	(1,085)	3.1
Middle Americas	(911)	(965)	5.6
South America	(849)	(941)	9.7
EMEA	(607)	(614)	1.1
Asia Pacific	(420)	(445)	5.5
Global Export and Holding Companies	(349)	(385)	9.4

Total	(4,188)	(4,435)	5.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,188 million for the three-month period ended 31 March 2025. This represented a decrease of USD 247 million, or 5.6%, as compared to the three-month period ended 31 March 2024. The results for the three-month period ended 31 March 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a negative impact of USD 20 million on our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2025 compared to the three-month period ended 31 March 2024.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2025 also reflects a positive currency translation impact of USD 324 million mainly arising from currency translation effects in South America and Middle Americas.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 1.3%, primarily due to increased marketing investments in our brands.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2025 as compared to the three-month period ended 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
North America	14	(12)	—
Middle Americas	12	12	—
South America	97	116	(16.1)
EMEA	44	44	—
Asia Pacific	24	26	(6.4)
Global Export and Holding Companies	1	(3)	—

Total	192	183	4.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the three-month period ended 31 March 2025 was USD 192 million. This represented an increase of USD 9 million, as compared to the three-month period ended 31 March 2024. The results for the three-month period ended 31 March 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals had a positive impact of USD 14 million on our net consolidated other operating income and expenses for the three-month period ended 31 March 2025 compared to the three-month period ended 31 March 2024.

•

Our net consolidated other operating income and expenses for the three-month period ended 31 March 2025 also reflects a negative currency translation impact of USD 21 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals, and currency translation effects, our net consolidated other operating income and expenses increased by 9.1% mainly driven by higher government grants and the impact of disposal of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the three-month period ended 31 March 2025, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposal (including impairment losses). Exceptional items were as follows for the three-month period ended 31 March 2025 and 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024
	(USD million)
Restructuring	(12)	(31)
Business and asset disposal (including impairment losses)	(37)	2

Total	(49)	(29)

Restructuring

Exceptional restructuring charges amounted to a net expense of USD 12 million for the three-month period ended 31 March 2025 as compared to a net expense of USD 31 million for the three-month period ended 31 March 2024. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net expense of USD 37 million for the three-month period ended 31 March 2025, mainly comprising of impairment of non-core assets, as compared to a net gain of USD 2 million for the three-month period ended 31 March 2024.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2025 as compared to the three-month period ended 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
North America	932	946	(1.5)
Middle Americas	1,530	1,509	1.4
South America	773	820	(5.7)
EMEA	373	317	17.6
Asia Pacific	367	439	(16.4)
Global Export and Holding Companies	(438)	(418)	(4.6)

Total	3,538	3,613	(2.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 3,538 million for the three-month period ended 31 March 2025. This represented a decrease of USD 75 million, as compared to our profit from operations for the three-month period ended 31 March 2024. The results for the three-month period ended 31 March 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2024 and 2025, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap as well as the 2024 and 2025 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 103 million for the three-month period ended 31 March 2025 compared to the three-month period ended 31 March 2024.

•	Our consolidated profit from operations for the three-month period ended 31 March 2025 also reflects a negative currency translation impact of USD 323 million.

•

Our profit from operations for the three-month period ended 31 March 2025 had a negative impact of USD 49 million due to certain exceptional items, as compared to a negative impact of USD 29 million for the three-month period ended 31 March 2024. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the three-month period ended 31 March 2025 and 2024.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2024 and 2025 acquisitions and disposals and currency translation effects, our profit from operations increased by 9.8%. This increase was most significant in Middle Americas, South America, and EMEA mainly due to increased revenue, cost of sales tailwinds and disciplined overhead management.

Net Finance Income/(Expense)

Our net finance income/(expense) items were as follows for the three-month period ended 31 March 2025 and 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
Net interest expense	(651)	(714)	8.8
Net interest on net defined benefit liabilities	(18)	(22)	19.2
Accretion expense	(149)	(191)	22.0
Net interest income on Brazilian tax credits	30	36	(16.7)
Other financial results	(196)	(296)	33.8
Net finance expense before exceptional finance results	(984)	(1,187)	17.1

Mark-to-market	602	(243)	—
Gain/(loss) on bond redemption and other	—	(66)	—
Exceptional net finance income/(expense)	602	(309)	—

Net finance income/(expense)	(382)	(1,496)	74.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the three-month period ended 31 March 2025 was USD 382 million, as compared to a net finance expense of USD 1,496 million for the three-month period ended 31 March 2024, representing an expense reduction of USD 1,114 million.

The net finance expense before exceptional financial results decreased from USD 1,187 million for the three-month period ended 31 March 2024 to USD 984 million for the three-month period ended 31 March 2025.

Exceptional net finance income/(expense) includes a positive mark-to-market adjustment of USD 602 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 243 million for the three-month period ended 31 March 2024.

Other exceptional net finance expense for the three-month period ended 31 March 2024 included a loss of USD 66 million resulting from the impairment of financial investments.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024
Share price at the start of the three-month period (in euro)	48.25	58.42
Share price at the end of the three-month period (in euro)	56.92	56.46
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the three-month period ended 31 March 2025 was USD 52 million as compared to USD 57 million for the three-month period ended 31 March 2024.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the three-month period ended 31 March 2024 included USD 104 million income from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2025 was USD 664 million, with an effective tax rate of 21%, as compared to an income tax expense of USD 794 million and an effective tax rate of 37.5% for the three-month period ended 31 March 2024.

The effective tax rate for the three-month period ended 31 March 2025 was positively impacted by the non-taxable gains from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the effective tax rate for the three-month period ended 31 March 2024 was negatively impacted by non-deductible losses from these derivatives.

The effective tax rate for the three-month period ended 31 March 2024 included a USD 240 million exceptional tax cost (South African rand 4.5 billion) relating to the resolution of the South African tax matters. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” of our 2024 Annual Report for additional information.

Profit of the Period

Profit of the period for the three-month period ended 31 March 2025 was USD 2,544 million compared to USD 1,485 million for the same period in 2024. The increase in profit of the period for the three-month period ended 31 March 2025 was primarily due to the decrease in net finance expense.

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024
	(USD million)
Profit attributable to non-controlling interests	396	393
Profit attributable to equity holders of AB InBev	2,148	1,091

Profit of the period	2,544	1,485

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 396 million for the three-month period ended 31 March 2025, an increase of USD 3 million from USD 393 million for the three-month period ended 31 March 2024.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2025 was USD 2,148 million compared to USD 1,091 million for the same period in 2024.

Basic earnings per share of USD 1.08 for the three-month period ended 31 March 2025 is based on 1,994 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the three-month period ended 31 March 2025 was USD 1,606 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the three-month period ended 31 March 2025 was USD 0.81. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the three-month period ended 31 March 2025 was primarily due to the decrease in net finance expense in the three-month period ended 31 March 2025 compared to the same period in 2024.

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2025
	(USD million)
Profit attributable to equity holders of AB InBev	2,148	1,091
Exceptional items, before taxes	49	29
Exceptional net finance expense, before taxes	(602)	309
Exceptional share of results of associates	—	(104)
Exceptional taxes	(11)	131
Exceptional non-controlling interest	(1)	(2)
Hyperinflation impacts	23	55

Underlying profit, attributable to equity holders of AB InBev (1)	1,606	1,509

Note:

(1)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Profit Attributable to Our Equity Holders” of our 2024 Annual Report for additional information on our definition and use of Underlying profit, attributable to equity holders of AB InBev.

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2025
	(USD per share)
Basic earnings per share	1.08	0.54
Exceptional items, before taxes	0.02	0.01
Exceptional net finance expense, before taxes	(0.30)	0.15
Exceptional share of results of associates	—	(0.05)
Exceptional taxes	(0.01)	0.07
Hyperinflation impacts	0.01	0.03

Underlying EPS (1)	0.81	0.75

Note:

(1)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Profit Attributable to Our Equity Holders” of our 2024 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 1,994 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2025 (31 March 2024: 2,007 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the three-month period ended 31 March 2025 as compared to the three-month period ended 31 March 2024:

	Three-month period ended 31 March 2025	Three-month period ended 31 March 2024	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	2,148	1,091	96.8
Profit attributable to non-controlling interests	396	393	0.8

Profit of the period	2,544	1,485	71.4
Net finance expense	382	1,496	74.5
Income tax expense	664	794	16.4
Share of result of associates	(52)	(57)	(10.3)
Exceptional share of results of associates	—	(104)	—

Profit from operations	3,538	3,613	(2.1)
Exceptional items	49	29	(70.1)
Profit from operations, before exceptional items(2)	3,587	3,642	(1.5)

Depreciation, amortization and impairment	1,268	1,344	5.7

Normalized EBITDA(3)	4,855	4,987	(2.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Profit from operations, before exceptional items, is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Normalized EBITDA” of our 2024 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2024 Compared to the Year Ended 31 December 2023—Normalized EBITDA” of our 2024 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 4,855 million for the three-month period ended 31 March 2025. This represented a decrease of USD 132 million, or 2.6%, as compared to our Normalized EBITDA for the three-month period ended 31 March 2024.

The results for the three-month period ended 31 March 2025 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2024 and 2025 and (ii) currency translation effects, including the impact of hyperinflation accounting.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2024 and 2025 acquisitions and disposals and currency translation effects, our Normalized EBITDA increased by 7.9%, driven by increased revenue, cost of sales tailwinds and disciplined overhead management, while increasing marketing investments in our brands.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentine subsidiaries.

The results for the three-month period ended 31 March 2025 were translated at the March 2025 closing rate of 1,073.92 Argentine pesos per US dollar. The results for the three-month period ended 31 March 2024 were translated at the March 2024 closing rate of 857.26 Argentine pesos per US dollar.

The impact of hyperinflation accounting for the three-month period ended 31 March 2025 amounted to USD 8 million increase in revenue and represented a negative impact of USD 0.01 on basic earnings per share.